UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May 2020

Commission File Number: 001-38397

Farmmi, Inc.

(Registrant’s name)

No. 307, Tianning Industrial Area
Lishui, Zhejiang Province
People’s Republic of China 323000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory Note:

On May 21, 2020, Dr. Yunhao Chen submitted her letter of resignation from her position as the independent director of the Registrant, effective immediately. Dr. Chen was also the chair of the audit committee and the audit committee financial expert of the Registrant. Dr. Chen confirmed that her resignation is purely personal and is not involved any disagreement with the Registrant.

Ms. Yefang Zhang, Chief Executive Officer of the Registrant, stated, “We would like to thank Dr. Chen for her service. She has been an effective and influential member of our Board. We wish her well in her future endeavors.”

On May 22, 2019, the Registrant’s Board of Directors appointed Ningfang Liang to serve as an independent member of the Board of Directors to fill the vacant seat resulting from Dr. Yunhao Chen’s resignation, and to serve as the chair and the financial expert of the Registrant’s audit committee, a member of the nominating committee and compensation committee, effective as of May 21, 2020.

Ningfang Liang has been a finance manager at Sirius International Insurance Group (Nasdaq: SG), a company listed on Nasdaq from June 2016. From March 2013 to January 2016, he was the Chief Financial Officer of Tantech Holdings Ltd. (Nasdaq: TANH), another Nasdaq-listed company controlled by our Chief Executive Officer Yefang Zhang and her husband Zhengyu Wang. From June 2011 to February 2013, Mr. Liang was the Chief Financial Officer of China GengSheng Minerals, Inc.. Mr. Liang received his master of business administration from University of Illinois in 2004, and his bachelor of science from Shanghai University of Finance and Economics in 1993. The Registrant appointed Mr. Liang as an independent director because of his rich financial experiences with public companies.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FARMMI, INC.

By:	/s/ Yefang Zhang
Name:	Yefang Zhang
Title:	Chief Executive Officer

Dated: May 27, 2020